Lightspeed Announces Fiscal Second Quarter 2025 Financial Results Conference Call

10/10/2024

MONTREAL, October 10, 2024 /PRNewswire/ - Lightspeed Commerce Inc. (NYSE: LSPD) | (TSX: LSPD) ("Lightspeed" or the "Company"), today announced it will report second quarter 2025 financial results before the market open on Thursday, November 7, 2024. Powering the world's best businesses, Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space. Management will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, November 7, 2024.

Lightspeed Second Quarter 2025 Financial Results Conference Call
When: Thursday, November 7, 2024
Time: 8:00 am ET
Live Call Registration: https://registrations.events/direct/Q4I74316173
Replay: (800) 770-2030 (US/Canada Toll-Free) or (647) 362-9199 (International). Conference ID 74316. (The replay will be available approximately two hours after the completion of the live call until 11:59 p.m. ET on November 14, 2024)
Webcast: https://investors.lightspeedhq.com

Investors and participants can register for the telephonic version of the call in advance by visiting https://registrations.events/direct/Q4I74316173. After registering, instructions will be shared by email on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter)
Investor relations: Gus Papageorgiou, investorrelations@lightspeedhq.com